082-34 842

KERRY

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

RECEIVED
2006 APR 14 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06012515

SUPPL

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

11th April, 2006.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Yours sincerely,

Brian Mehigan

Brian Mehigan
Chief Financial Officer
KERRY GROUP PLC

4/17

News Release

11 April 2006 For immediate release

Kerry announces further expansion of its North American sweet ingredients business

Kerry, the global ingredients, flavours and consumer foods group, today announced the acquisition of two North American food ingredients businesses – Custom Industries and Nuvex Ingredients. The businesses with annual revenues of US$83.7m were acquired for a total consideration of US$83m.

Custom Industries is a leading manufacturer of particulates for bakery and ready-to-eat cereal applications and confectionery ingredients for sweet goods. Operating from two modern manufacturing facilities located in St. Genevieve, Missouri and Toronto, Canada; Custom has experienced strong growth through leading food manufacturers, foodservice channels and regional bakeries.

Nuvex Ingredients operates from a state-of-the-art, organically certified, production facility located in Blue Earth, Minnesota. Specialising in customised high-protein and fibre nutritional lines, the business has well-established core supplier relationships with leading manufacturers of breakfast cereals, functional foods and nutritional snacks.

Commenting on the acquisitions, Hugh Friel, Kerry Group, Chief Executive, said : "The acquisition of Custom Industries and Nuvex Ingredients is consistent with our strategy of investing in and expanding the Group's technical capabilities in nutritional and wellness food categories. Both acquisitions complement our existing facilities in the U.S. and Canada, adding new proprietary technologies and valuable production capacity to meet Kerry's growth plans".

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For further information please contact:
Frank Hayes,
Director of Corporate Affairs,

Telephone: + 353 66 7182304
Fax: + 353 66 7182972
email: corpaffairs@kerry.ie